UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interleukin Genetics, Inc.

File No. 000-23413 - CF#23237

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Interleukin Genetics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 10-K filed on April 26, 2005.

Based on representations by Interleukin Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.38	through March 5, 2011
Exhibit 10.39	through March 5, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel